SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32572; File No. 812-14488

Transamerica Life Insurance Company, et al.

March 24, 2017

AGENCY: Securities and Exchange Commission ("SEC" or "Commission").

ACTION: **Notice.**

Notice of application for an order approving the substitution of certain securities pursuant to

Section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act" or "Act").

Applicants: Transamerica Life Insurance Company ("TLIC"), Transamerica Financial Life

Insurance Company ("TFLIC") (each a "Company" and together, the "Companies"), Separate

Account VA-2L, and Separate Account VA-2LNY (each, an "Account" and together, the

"Accounts"). The Companies and the Accounts collectively are referred to herein as the

"Applicants."

Summary of Application: Applicants seek an order pursuant to Section 26(c) of the 1940

Act, approving the substitution of shares issued by certain series of Transamerica Series Trust

(the "Replacement Funds") for shares of certain registered investment companies currently held

by sub-accounts of the Accounts (the "Existing Funds"), to support certain variable annuity

contracts (collectively, the "Contracts") issued by the Companies.

Filing Date: The application was filed on June 15, 2015, and was amended on December 8, 2015,

July 1, 2016, and November 14, 2016.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Secretary of the Commission and serving the Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on April 18, 2017

and should be accompanied by proof of service on the Applicants in the form of an affidavit or,

for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should

state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Commission: Secretary, SEC, 100 F Street, NE, Washington, DC 20549-1090.

Applicants: Alison C. Ryan, Associate General Counsel, Transamerica, 1150 South Olive Street,

T-27-01, Los Angeles, CA 90015.

FOR FURTHER INFORMATION CONTACT: Jill Ehrlich, Senior Counsel, at (202) 551-6819,

or David J. Marcinkus, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the file

number, or for an Applicant using the Company name box, at

http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

 Applicants' Representations:

1. TLIC is the depositor of Account VA-2L. TFLIC is the depositor of Account

VA-2LNY. Each Company is an indirect, wholly-owned subsidiary of AEGON, N.V.

2. Each Account is a "separate account" as defined by Rule 0-1(e) under the 1940

Act, and each is registered under the 1940 Act as a unit investment trust. Each Account is

divided into sub-accounts, which reflect the investment performance of certain registered

investment companies, including Transamerica Series Trust. The Accounts are administered and accounted for as part of the general business of the Companies. The application sets forth the registration statement file numbers for the security interests under the Contracts and the Accounts.

3.   The Contracts are individual and group variable annuity contracts. Each of the prospectuses for the Contracts discloses that the issuing Company reserves the right, subject to compliance with applicable law, to substitute shares of another registered open-end management investment company for shares of a registered open-end management investment company held by a sub-account of an Account.

4.   Transamerica Series Trust is an open-end management investment company of the series type that is registered with the Commission under the 1940 Act (File No. 811-04419).[1] Shares of the series are registered under the Securities Act of 1933 (File No. 033-00507) and are sold to the separate accounts of life insurance companies to fund benefits under variable life policies or variable annuity contracts and to certain affiliated asset allocation funds.

5.   Transamerica Asset Management, Inc. ("TAM"), an investment adviser that is registered with the Commission, has overall responsibility for the management of each Transamerica Series Trust Replacement Fund. TAM delegates to a sub-adviser the responsibility for day-to-day management of the investments of each Transamerica Series Trust Replacement Fund, subject to TAM's oversight. TAM may, in the future, determine to provide the day-to-day management of any Transamerica Series Trust Replacement Fund without the use of a sub-adviser.

6.   Applicants propose, as set forth below, to substitute shares of the Replacement Funds for shares of the Existing Funds ("Substitutions") to fund the Contracts:

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[1]   Effective May 1, 2008, Transamerica Series Trust changed its name from AEGON/Transamerica Series Trust.

Existing Fund	Replacement Fund
Dreyfus Variable Investment Fund: Appreciation Portfolio (Service Shares)	Transamerica WMC US Growth VP (Service Class)
Dreyfus Variable Investment Fund: Quality Bond Portfolio (Service Shares)	Transamerica JPMorgan Core Bond VP (Service Class)
Dreyfus Investment Portfolios: Core Value Portfolio (Service Shares)	Transamerica Barrow Hanley Dividend Focused VP (Initial Class)
The Dreyfus Socially Responsible Growth Fund, Inc. (Service Shares)	Transamerica WMC US Growth VP (Service Class)

7.   The Applicants believe that the Replacement Funds have investment objectives, policies and risk profiles, as described in their prospectuses, that are substantially the same as, or sufficiently similar to, the corresponding Existing Funds to make those Replacement Funds appropriate candidates as substitutes. Applicants also state that the investment objectives and investment strategies of each Replacement Fund are similar to the corresponding Existing Fund, or each Replacement Fund's underlying portfolio construction and investment results are similar to those of the Existing Fund, and therefore the fundamental objectives, risk, and performance expectations of those Contract owners with interests in sub-accounts of the Existing Funds will continue to be met after the Substitutions.

8.   The investment objectives of each Existing Fund and its corresponding Replacement Fund are set forth below. Additional information for each Existing Fund and Replacement Fund, including principal investment strategies, principal risks, and comparative performance history, can be found in the application.

Existing Fund	Replacement Fund
Dreyfus Variable Investment Fund: Appreciation Portfolio seeks long-term	Transamerica WMC US Growth VP seeks to maximize long-term growth.

capital growth consistent with the preservation of capital.	
Dreyfus Variable Investment Fund: Quality Bond Portfolio seeks to maximize total return, consisting of capital appreciation and current income.	Transamerica JPMorgan Core Bond VP seeks total return, consisting of current income and capital appreciation.
Dreyfus Investment Portfolios: Core Value Portfolio seeks long-term growth of capital, with current income as a secondary objective.	Transamerica Barrow Hanley Dividend Focused VP seeks total return gained from the combination of dividend yield, growth of dividends and capital appreciation.
The Dreyfus Socially Responsible Growth Fund, Inc. seeks to provide capital growth, with current income as a secondary goal.	Transamerica WMC US Growth VP seeks to maximize long-term growth.

9. Applicants state that the Substitutions are designed to allow Contract owners to continue their investment in similar or better investment options without interruption and at no additional cost to them. Contract owners with sub-account balances invested through the Accounts in shares of the Replacement Funds will have the same or lower total expense ratios taking into account fund expenses (including Rule 12b-1 fees, if any). With respect to all of the proposed Substitutions, the combined management fee and Rule 12b-1 fees paid by the Replacement Fund are the same or lower than those of the corresponding Existing Fund. The application sets forth the fees and expenses of each Existing Fund and its corresponding Replacement Fund in greater detail.

10. Applicants represent that as of the effective date of the Substitutions ("Effective Date") shares of the Existing Funds will be redeemed for cash. The Companies, on behalf of each Existing Fund sub-account of each relevant Account, will simultaneously place a redemption request with each Existing Fund and a purchase order with the corresponding Replacement Fund so that the purchase of Replacement Fund shares will be for the exact amount of the redemption proceeds. Thus, Contract values will remain fully invested at all times.

11. The Substitutions will take place at relative net asset value (in accordance with

Rule 22c-1 under the 1940 Act) with no change in the amount of any affected Contract owner's contract value, cash value, accumulation value, account value or death benefit or in dollar value of his or her investment in the applicable Accounts. [2] No brokerage commissions or other fees will be paid by either the Existing Funds or the Replacement Funds or by the affected Contract owners in connection with the Substitutions.

12. The affected Contract owners will not incur any fees or charges as a result of the Substitutions nor will their rights or the Companies' obligations under the Contracts be altered in any way. The Companies or their affiliates will pay all expenses and transaction costs of the Substitutions, including brokerage, legal, accounting, and other fees and expenses. The Substitutions will not cause the Contract fees and charges currently being paid by affected Contract owners to be greater after the Substitutions than before the Substitutions. Moreover, the Substitutions will not impose any tax liability on affected Contract owners.

13. As described in the application, after notification of the Substitution and for 30 days after the Effective Date, affected Contract owners may reallocate the sub-account value of an Existing Fund to any other investment option available under their Contract without incurring any transfer charges.

14. All Contract owners affected by the Substitutions will be notified of this application by means of supplements to the Contract prospectuses at least 30 days prior to the Effective Date. The notice will advise Contract owners that from the date of the notice until the

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[2] Applicants state that, because the Substitutions will occur at relative net asset value, and the fees and charges under the Contracts will not change as a result of the Substitutions, the benefits offered by the guarantees under the Contracts will be the same immediately before and after the Substitutions. Applicants also state that what effect the Substitutions may have on the value of the benefits offered by the Contract guarantees would depend, among other things, on the relative future performance of the Existing Funds and Replacement Funds, which Applicants cannot predict. Nevertheless, Applicants note that at the time of the Substitutions, the Contracts will offer a comparable variety of investment options with as broad a range of risk/return characteristics.

Effective Date, owners are permitted to make one transfer of Contract value out of the Existing

Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being

treated as one of a limited number of transfers (or exchanges) permitted without a transfer

charge. Among other information, the notice will inform affected Contract owners that the

Companies will not exercise any rights reserved under any Contract to impose additional

restrictions on transfers until at least 30 days after the Effective Date.

15. If affected Contract owners reallocate account value during this 60 day period,

there will be no charge for the reallocation of accumulated value from the Existing Fund sub-

accounts and the reallocation will not count as a transfer when imposing any applicable restriction

or limit under the Contract on transfers. Additionally, all affected Contract owners will be sent

prospectuses of the applicable Replacement Funds at least 30 days before the Effective Date.

16. Within five (5) business days after the Effective Date, affected Contract owners

will be sent a written confirmation, which will include confirmation that the Substitutions were

carried out as previously notified, a restatement of the information set forth in the pre-Substitution

notice and values of the Contract owner's position in the Existing Fund before the Substitution

and the Replacement Fund after the Substitution.

Applicants' Legal Analysis

1. Applicants request that the Commission issue an order pursuant to Section 26(c)

of the 1940 Act approving the Substitutions. Section 26(c) requires the depositor of a registered

unit investment trust holding the securities of a single issuer to obtain Commission approval

before substituting the securities held by the trust. Section 26(c) requires the Commission to issue

such an order if the evidence establishes that the substitution is consistent with the protection of

investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.   Applicants submit that the terms and conditions of the Substitutions meet the standards set forth in Section 26(c) and assert that the replacement of an Existing Fund with the corresponding Replacement Fund is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the l940 Act. As described in the application, for a period of two years following the Effective Date, the Companies or their affiliates will reimburse any Contract owner affected by the proposed Substitutions involving Transamerica Series Trust Replacement Funds and whose sub-account invests in the Replacement Fund to the extent a Replacement Fund's net annual operating expenses exceeds the net annual operating expenses of the corresponding Existing Fund. Applicants further assert that each Replacement Fund has similar investment objectives and investment strategies as the corresponding Existing Fund, or each Replacement Fund's underlying portfolio construction and investment results are similar to those of the corresponding Existing Fund. Accordingly, Applicants believe that the fundamental investment objectives, risk and performance expectations of the Contract owners will continue to be met after the Substitutions.

3.   Applicants also maintain that it is in the best interests of the Contract owners to substitute the Replacement Fund for its corresponding Existing Fund. Applicants anticipate that the substitution of an Existing Fund with the corresponding Replacement Fund will result in a Contract that is administered and managed more efficiently, and one that is more competitive with other variable products. The rights of affected Contract owners and the obligations of the Companies under the Contracts will not be altered by the Substitutions. Affected Contract owners will not incur any additional tax liability or any additional fees and expenses as a result of the Substitutions.

4.   Each of the prospectuses for the Contracts discloses that the issuing Company reserves the right, subject to compliance with applicable law, to substitute shares of another

registered open-end management investment company for shares of an open-end management investment company held by a sub-account of an Account.

5.   Applicants also assert that none of the proposed Substitutions is of the type that Section 26(c) was designed to prevent. Unlike a traditional unit investment trust where a depositor could only substitute an investment security in a manner which permanently affected all the investors in the trust, the Contracts provide each Contract owner with the right to exercise his or her own judgment and transfer account values into other sub-accounts. Moreover, the Contracts will offer affected Contract owners the opportunity to transfer amounts out of the affected sub-accounts into any of the remaining sub-accounts without cost or other disadvantage. The Substitution, therefore, will not result in the type of costly forced redemptions that Section 26(c) was designed to prevent. Applicants also maintain that the Substitutions are unlike the type of substitutions which Section 26(c) was designed to prevent in that by purchasing a Contract, Contract owners select much more than a particular registered management open-end investment company in which to invest their account values. They also select the specific type of insurance coverage offered by the Companies under their Contracts as well as other rights and privileges set forth in the Contracts.

Applicants' Conditions

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   The proposed Substitutions will not be effected unless the Companies determine that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the application; (b) the Substitutions can be consummated as described in the application under applicable insurance laws; and (c) any

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regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions.

2.   The Companies or their affiliates will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Contract owners to effect the Substitutions.

3.   The proposed Substitutions will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by Applicants. The Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners.

4.   The proposed Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for affected Contract owners as a result of the Substitutions.

5.   The rights or obligations of the Companies under the Contracts of affected Contract owners will not be altered in any way.

6.   Affected Contract owners will be permitted to make at least one transfer of Contract value from the sub-account investing in the Existing Fund (before the Effective Date) or the Replacement Fund (after the Effective Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Effective Date through at least 30 days following the Effective Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Company will not exercise any right it may have under the Contract to impose restrictions on transfers between the sub-accounts under the Contracts, including limitations on the future number of transfers, for a period

beginning at least 30 days before the Effective Date through at least 30 days following the Effective Date.

7. All affected Contract owners will be notified, at least 30 days before the Effective Date about: (a) the intended substitution of Existing Funds with the Replacement Funds; (b) the intended Effective Date; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, the Companies will deliver to all affected Contract owners, at least 30 days before the Effective Date, a prospectus for each applicable Replacement Fund.

8. The Companies will deliver to each affected Contract owner within five (5) business days of the Effective Date a written confirmation which will include: (a) a confirmation that the Substitutions were carried out as previously notified; (b) a restatement of the information set forth in the pre-Substitution notice; and (c) values of the Contract owner's positions in the Existing Fund before the Substitution and the Replacement Fund after the Substitution.

9. After the Effective Date the Applicants agree not to change a Replacement Fund's sub- adviser without first obtaining shareholder approval of either (a) the sub-adviser change or (b) the parties' continued ability to rely on their manager-of-managers exemptive order.

10. For two years following the Effective Date the net annual expenses of each Replacement Fund that is a Transamerica Series Trust Fund will not exceed the net annual expenses of the corresponding Existing Fund as of the fund's most recent fiscal year. To achieve this limitation, the Replacement Fund's investment adviser will waive fees or reimburse the Replacement Fund in certain amounts to maintain expenses at or below the limit. Any adjustments will be made at least on a quarterly basis. In addition, the Companies will not increase the Contract fees and charges, including asset based charges such as mortality expense risk charges

deducted from the sub-accounts that would otherwise be assessed under the terms of the

Contracts for a period of at least two years following the Effective Date.

      For the Commission, by the Division of Investment Management, under delegated

authority.

                                                        Eduardo A. Aleman
                                                        Assistant Secretary